UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Defined Strategy Fund Inc.

3.	Securities and Exchange Commission File No.: 811-21621

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒        Initial Application            ☐        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4 World Financial Center, 6th Floor

New York, NY 10080

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher A. Johnson, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8943

Michelle H. Rhee, Esq.

Bank of America Corporation

One Financial Center

Boston, MA 02110

(617) 772-3278

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Jodi Angello

Princeton Administrators LLC

800 Scudders Mill Road

Plainsboro, NJ 08536

(609) 282-2388

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management Company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐            Open-end            ☒            Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

IQ Investment Advisors LLC

4 World Financial Center, 6th Floor

New York, NY 10080

Nuveen HydePark Group LLC

333 West Wacker Drive

Chicago, IL 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐            Yes            ☒            No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒            Yes            ☐        No

If Yes, state the date on which board vote took place:             February 23, 2009 and

                                                                                                                     June 12, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐            Yes            ☒            No

If Yes, state the date on which the shareholder vote took place:

If No, explain:	As disclosed in the Fund’s registration statement and its annual and semi-annual reports to shareholders, the Fund was organized with a fixed term. Pursuant to its Articles of Incorporation, the Fund’s period of existence is scheduled to expire on February 15, 2010. The Articles of Incorporation further provide that the Fund’s Board of Directors shall cause the Fund to liquidate and sell its assets and to take all actions necessary or desirable to wind up its affairs at such time prior to the Fund’s termination date as the Board of Directors determines will facilitate an orderly liquidation. Accordingly, no shareholder vote was necessary in order to liquidate the assets of the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒            Yes            ☐            No

(a)	If Yes, list the date(s) on which the fund made those distributions: September 15, 2009

(b)	Were the distributions made on the basis of net assets?

☒            Yes            ☐            No

(c)	Were the distributions made pro rata based on share ownership?

☒            Yes            ☐            No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐            Yes            ☒            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐            Yes            ☒            No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒            Yes            ☐            No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐            Yes            ☒            No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒            Yes            ☐            No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash balance of $ 1,164.94

(b)	Why has the fund retained the remaining assets?

To pay accrued expenses

(c)	Will the remaining assets be invested in securities?

 ☐            Yes            ☒            No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒            Yes            ☐            No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Legal -	$282.94
Website Usage (2/09-7/09) -	$ 61.00
MD Tax 2009 -	$300.00
NuWare Technology (7/09-8/09) -	$134.00
WIPRO Technology (7/09-8/09) -	$448.00

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

From Cash on hand with any expenses in excess of cash to be paid by Investment Advisor

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: app $15,000.00

(ii)	Accounting expenses: N/A

(iii)	Other expenses (list and identify separately): Paying agent $7,500.00

(iv)	Total expenses (sum of lines (i)-(iii) above): app $22,500.00

(b)	How were those expenses allocated? To Investment Advisor and Fund

(c)	Who paid those expenses? IQ Investment Advisors paid legal expenses and the Fund paid paying agent expenses.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐            Yes            ☒            No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐            Yes            ☒            No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐            Yes            ☒            No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Defined Strategy Fund Inc., (ii) he is the Vice President & Treasurer of Defined Strategy Fund Inc., and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/S/ JAMES E. HILLMAN
James E. Hillman